

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

December 31, 2009

General Maritime Corporation /MI/
Jeffrey D. Pribor- Chief Financial Officer
299 Park Avenue, 2nd Floor
New York, NY 10171

> **Re: General Maritime Corporation /MI/
> Form 10-K for the year ended December 31, 2008
> File Number: 001-34228**

Dear Mr. Pribor:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8- Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Segment Reporting, page 77

1. You indicate that you only have one reportable segment. However, we note that subsequent to the merger, Arlington Tankers vessels continue to be party to the fixed-rate ship management agreement with Northern Marine.   In this regard, as noted in your disclosures, the management agreement provides that Northern Marine is responsible for most if not all operating costs. In addition, as noted on page 28, payments received under Northern Marine charters are generally below market compared to the time charter market. As such, it is not clear how you determined that the vessels acquired as part of the Arlington Tankers merger do not represent a separate reportable segment under ASC Topic 280. In particular, it is not clear how you determined that vessels acquired in connection with the Arlington Tankers merger have similar economic characteristics. Please advise.

Note 2- Arlington Acquisition, page 82

2. The pro-forma income statement data presented in your Form 10-K does not reconcile to the amounts presented in your Form 8-K filed on March 5, 2008. Please advise and reconcile these amounts for us.

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Summary of Significant Accounting Policies
Time Charter Asset/Liability, page 8

3. Please tell us how you determined the period over which to amortize the time charter assets/(liabilities). Specifically address why you included the term of the option in your calculation of the amortization period.

4. As a related matter, please tell us why you included the amortization as a component of voyage revenues, but included the change in estimate of the amortization period as a component of Other (non-operating) income.

Goodwill, page 8

5. Your disclosure in your annual filing as well as here indicates that the entire goodwill balance at December 31, 2008 and September 30, 2009 is related entirely to the Arlington transaction, and arose because the fair value of the ships acquired declined between the time the purchase price was negotiated and the

transaction closed. We also note that, industry-wide, charter rates have experienced significant declines, vessel fair values have continued to decrease and, subsequent to the Arlington transaction, your market capitalization has deteriorated below the carrying value of your net assets.   Please tell us how the assumptions and forecasts used in the goodwill impairment test performed at December 31, 2008 as disclosed on page 79 of your Form 10-K for the year ended December 31, 2008 compare to actual results for the nine-month period ended September 30, 2009, and how you considered these results as an indicator impairment may exist, resulting in the need for an interim impairment test.

6. Further, given the significant economic decline in your industry, and the fact that you have goodwill recorded as of December 31, 2008 and September 30, 2009 that has not been impaired, related disclosure in both your quarterly and annual filings should be revised to reflect the following:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

7. As a related matter, given the continued decline in charter rates and vessel values, please tell us how you considered testing the carrying value of your vessels for recovery at September 30, 2009. Refer to the guidance in paragraph 360-10-35-21(a) of the FASB ASC.

Item 2- Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Debt Financings
2005 Credit Facility, page 36

8. We note from your disclosure in Note 13 on page 20 that, if it becomes effective, the October 27, 2009 amendment to the 2005 Credit Facility reduces availability under the facility to approximately $750 million, and, among other changes, increases the frequency of the verification that the 125% collateral maintenance requirement has been met from annual to a semi-annual basis.. Your risk

disclosures in the next to last paragraph on page 46 provide the aggregate carrying value, but not fair value, of the vessels collateralizing your credit facility. It is unclear from your current disclosure how the fair value of the vessels collateralizing this facility meet or exceed this requirement. As it appears that the fair value of your vessels, not the carrying amount, impacts your available liquidity and other material terms under the agreement, you should consider revising your liquidity disclosures to provide the fair value of your vessels along with a robust and applicable sensitivity analysis, including percentage changes in the fair value of your vessels and the effect such changes will have on your liquidity. Similar disclosure should be provided for the RBS facility given the fair value collateralization requirements thereunder as well. This disclosure should be added to this section in future quarterly and annual filings.

9. As a related matter, we note that several of your time charters are expiring in the near to medium term, and due to the difference in the charter rates under existing time charters and current spot-market rates, these expirations will result in significant volatility to both your operations and projected future undiscounted cash flows used in your vessel impairment analysis. Therefore it appears some of your vessels may exceed or be at risk of exceeding their corresponding fair values. Should your vessels carrying amount exceed or be at risk of exceeding their corresponding fair values, please revise your disclosures in MD&A to indicate the amount by which your undiscounted cash flows exceed the carrying value of your vessels.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief